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                                                           Exhibit 12(a)(1)(xiv)

Dear Former Shareholder of Adams-Millis Corporation:


On October 25, 1988, Sara Lee Corporation acquired Adams-Millis Corporation in a merger transaction. As a result, each share of Adams-Millis common stock held by you was converted into the right to receive 0.3636 shares of Sara Lee Corporation common stock, as adjusted for stock splits that occurred after October 1988. In order to receive shares of Sara Lee common stock, Adams-Millis shareholders were required to surrender their Adams-Millis shares to the exchange agent for the transaction. Our records indicate that you have not yet exchanged your Adams-Millis shares.

Sara Lee currently is offering its stockholders the opportunity to exchange shares of Sara Lee common stock for shares of Coach, Inc. common stock. The documents necessary to participate in this exchange offer are enclosed; however, you cannot participate in the Coach exchange offer unless and until you surrender your Adams-Millis shares and receive shares of Sara Lee common stock. THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 4, 2001, UNLESS SARA LEE EXTENDS THE OFFER. IF YOU WANT TO PARTICIPATE, THE EXCHANGE AGENT MUST RECEIVE YOUR LETTER OF TRANSMITTAL, ADAMS-MILLIS STOCK CERTIFICATES AND ALL OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL ON OR PRIOR TO THE EXPIRATION DATE.

If you want to participate in the exchange offer, we encourage you to review the attached materials and take these steps as soon as possible. If you have questions, please call Mellon Investor Services, the exchange agent of the exchange offer, at (866) 825-8873, toll-free, in the United States or (201) 373-5549 from elsewhere.